UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Harvard Apparatus Regenerative Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41690A 106

(CUSIP Number)

Chad J. Porter, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41690A 106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON David Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 438,820
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 438,820
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,820
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN
* Based upon 7,740,027 shares of the Issuer’s common stock outstanding as of November 1, 2013.

CUSIP No. 41690A 106	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”) of Harvard Apparatus Regenerative Technology, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 84 October Hill Road, Holliston, MA 01746.

Item 2.  Identity and Background.

(a)	This statement is filed by David Green (the “Reporting Person”).

(b)	The Reporting Person’s business address is Harvard Apparatus Regenerative Technology, 84 October Hill Road, Holliston, MA 01746.

(c)	The Reporting Person’s principal occupation is President and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration.

372,526 Shares beneficially owned by the Reporting Person were acquired in the spin-off of the Issuer (the “Spin-Off”) by Harvard Bioscience, Inc. (“HBIO”). The Spin-Off was effectuated through the distribution on November 1, 2013 of all of the Shares to the stockholders of record of HBIO on October 21, 2013, including the Reporting Person. 9,317 Shares beneficially owned by the Reporting Person represent Restricted Stock Units of the Issuer (the “Restricted Stock Units”) and were acquired by the Reporting Person in connection with the Spin-Off as a result of the Reporting Person’s ownership of Restricted Stock Units of HBIO. 56,977 Shares beneficially owned by the Reporting Person represent options to purchase common stock of the Issuer that may be acquired within 60 days following the date of this Schedule 13D (the “Options”). The Options are part of a grant of options to acquire up to 69,563 Shares that were acquired by the Reporting Person in connection with the Spin-Off as a result of the Reporting Person’s ownership of options to purchase common stock of HBIO.

The Options and Restricted Stock Units were each acquired by the Reporting Person in connection with adjustments to the outstanding equity awards of HBIO which were made to reflect the impact of the spin-off. The share amounts and exercise prices of the adjusted HBIO awards and the Options and Restricted Stock Units issued in connection therewith were each set in a manner to ensure the intrinsic value held by the Reporting Person pertaining to the existing HBIO award was maintained immediately following the spin-off.

Item 4.  Purpose of Transaction.

All of the Shares owned by the Reporting Person were received upon the completion of the Spin-Off.

CUSIP No. 41690A 106	13D	Page 4 of 6 Pages

The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person expects to receive additional grants of restricted stock units and options to purchase common stock in the future as an employee of the Issuer, including certain stock options to be granted to the Reporting Person on the eleventh trading day after the date of the Spin-Off, which shall include (i) an option to acquire 580,502 Shares which shall vest annually in four equal installments on January 1 of each year, and (ii) an option to acquire 290,251 Shares which shall vest upon certain performance milestone events to be determined by the Board of Directors of the Issuer, in accordance with the terms of the Reporting Person’s employment agreement with the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board except:

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a),(b) The aggregate number of Shares beneficially owned by the Reporting Persons is 438,820 as of the close of business on November 1, 2013, which includes 56,977 Shares that may be acquired within 60 days following the date of this Schedule 13D upon the exercise of options to purchase common stock held by the Reporting Person. The aggregate number of Shares beneficially owned by the Reporting Person represents a 5.5% ownership interest of the Issuer.

The Reporting Person has the sole power to vote and dispose of the Shares that he holds.

(c)	The Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days, other than the acquisition of the Shares in the Spin-Off, as described in Item 3 of this Schedule 13D.

(d)	None.

CUSIP No. 41690A 106	13D	Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following documents and descriptions regarding contracts, arrangements, understandings or relationships with respect to securities of the Issuer are herein incorporated by reference:

(a)	Employment Agreement between the Issuer and David Green, dated October 31, 2013, filed as Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on November 6, 2013;

(b)	Form of Incentive Stock Option Agreement, filed as Exhibit 10.8 to the Issuer’s Form 10 filed with the SEC on July 31, 2013;

(c)	Form of Non-Qualified Stock Option Award Agreement, filed as Exhibit 10.11 to the Issuer’s Form 10 filed with the SEC on July 31, 2013; and

(d)	Form of Deferred Stock Award Agreement, filed as Exhibit 10.13 to the Issuer’s Form 10 filed with the SEC on July 31, 2013.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 41690A 106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2013	/s/ David Green
David Green